2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Announces Senior Management Appointments

March 19, 2007 (TSX: LUN; SSE: LUMI, AMEX: LMC) … Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce the appointments of Dr. Wojtek Wodzicki as Vice President of Strategic Partnerships and Dr. Neil O'Brien as Senior Vice President of Exploration and Business Development, effective April 1, 2007.

Dr. Wodzicki has worked in the international mining industry since 1987, managing exploration programs on five continents. He developed an impressive career with Teck Cominco Ltd. that included managing exploration offices in Bolivia, Peru, Chile, and Argentina. In 2001 Dr. Wodzicki was appointed General Manager of Exploration for North America and Europe-Africa and has managed a number of successful exploration partnerships. He holds a Ph.D. in Geosciences from the University of Arizona with his doctoral thesis on the copper deposits in Cananea District, Sonora, Mexico. In his new role with Lundin Mining, Dr. Wodzicki will be based in Vancouver and will be responsible for developing and managing strategic partnerships, and will also be involved in other corporate development activities, including mergers and acquisitions. Lundin Mining currently has strategic partnerships with Union Resources Ltd., Sunridge Gold Corp., Mantle Resources Ltd. and Sanu Resources Ltd.

Karl-Axel Waplan, President and COO of Lundin Mining, commented, "We are very pleased to have Dr. Wodzicki join our executive team. He brings exceptional technical and business development skills to the Company that will aid greatly in Lundin Mining continuing its growth as a global base metal miner and also further establishing the Company as Today’s Partner of Choice".

In addition, as part of the Company’s recent management changes, Dr. Neil O'Brien is appointed to the new position of Senior Vice President of Exploration and Business Development, further emphasizing the importance Lundin Mining places on its corporate growth strategy. Dr. O’Brien is currently Vice President of Exploration for Lundin Mining and has been integral to the successful rapid growth of the Company since joining the Company in September, 2005. Dr. O’Brien will also be based in Vancouver and will work closely with Dr. Wodzicki.

C. K. Benner, Vice Chairman and CEO of Lundin Mining, commented, "These senior executive appointments emphasize the Company’s commitment to creating a new world-class base metal mining company. The exceptional skills and experience of Neil and Wotjek add tremendous technical support to our existing operations and projects and, equally important, in our search for new opportunities."

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842